SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2020

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to Appointment of Executive Director and Chief Financial Officer, dated October 15, 2020

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	October 15, 2020	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer
4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APPOINTMENT OF EXECUTIVE DIRECTOR AND

CHIEF FINANCIAL OFFICER

Reference is made to the announcement of China Mobile Limited (the “Company”) dated 13 August 2020 in relation to the appointment of Mr. Dong Xin as the Chief Executive Officer of the Company and his cessation of service as the Chief Financial Officer of the Company.

The Board of Directors (the “Board”) of the Company is pleased to announce that, as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. Li Ronghua has been appointed as an Executive Director and the Chief Financial Officer of the Company with effect from 15 October 2020.

Mr. Li Ronghua, aged 54, is currently Chief Accountant of China Mobile Communications Group Co., Ltd., the Company’s ultimate controlling shareholder. Mr. Li formerly served as Vice Manager and Manager of Finance and Assets Department of State Grid Corporation of China, Deputy General Accountant and Manager of Finance and Assets Department of State Grid Corporation of China, Deputy General Accountant of State Grid Corporation of China, Deputy General Accountant of State Grid Corporation of China and concurrently Director and Chairman of State Grid Overseas Investment Limited (Hong Kong), as well as Deputy General Accountant of State Grid Corporation of China and concurrently Chairman of State Grid Yingda International Holdings Group Ltd.. Over the past three years, Mr. Li had served as Director and Chairman of State Grid Yingda Co., Ltd. (listed in Shanghai). Mr. Li received a Bachelor’s degree in Accounting from Zhongnan University of Economics in 1998, and an Executive Master of Business Administration degree from Wuhan University in 2004.

The Company has not entered into any service contract with Mr. Li which provides for a specified length of service. Mr. Li will be duly subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. As proposed by the Board, Mr. Li will receive an annual director’s fee of HK$180,000 as approved by the shareholders of the Company. Such fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Mr. Li has been determined by the Board with reference to his duties, responsibilities and experience, prevailing market conditions and so forth. Mr. Li has voluntarily waived his annual director’s fee of HK$180,000.

Save as disclosed above, Mr. Li does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Li does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Li that needs to be brought to the attention of the shareholders of the Company.

The Board firmly believes that the appointment of Mr. Li as an Executive Director and the Chief Financial Officer of the Company will be conducive to the further reinforcement of the Company’s development based on its existing solid foundation. The Company takes this opportunity to welcome Mr. Li as a member of the Board.

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 15 October 2020

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board of directors (the “Board”) of China Mobile Limited are set out below:

Executive Directors

Mr. YANG Jie

(Executive Director & Chairman)

Mr. DONG Xin

(Executive Director & Chief Executive Officer)

Mr. WANG Yuhang

(Executive Director)

Mr. LI Ronghua

(Executive Director & Chief Financial Officer)

Independent Non-Executive Directors

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

Dr. YANG Qiang

There are three Board committees. The compositions of the Board committees are set out below:

Audit Committee

Mr. Stephen YIU Kin Wah (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Dr. YANG Qiang

Remuneration Committee

Dr. Moses CHENG Mo Chi (Chairman)

Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

Nomination Committee

Mr. Paul CHOW Man Yiu (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Stephen YIU Kin Wah

Hong Kong, 15 October 2020